Form 10-K, Exhibit 13
period 1993-12-31
GTE SOUTH INC
filed 1994-03-31
CIK 40878

Exhibit 13




                         ANNUAL REPORT TO SHAREHOLDERS

                                      of

                            GTE SOUTH INCORPORATED

                     For the year ended December 31, 1993

PRESIDENT'S REPORT
- ------------------------------------------------------------------------------

ACQUISITIONS AND DIVESTITURES WERE PART OF AN ACTIVE REPOSITIONING
EFFORT

Two definitive agreements were reached and consummated during 1993 as part of the Company's aggressive repositioning activities. Through an agreement with ALLTEL, we traded GTE South access lines in Georgia for ALLTEL properties in Illinois (38,000 access lines) and $446 million in cash. On November 1, more than 244,000 customer access lines in Georgia were transferred to ALLTEL.

A definitive agreement was announced May 19 for GTE South to sell 56,000 access lines in Tennessee and 67,000 access lines in West Virginia to Citizens Utilities of Stamford, Connecticut. Following receipt of all necessary approvals, this sale was closed December 31. GTE received $291 million in this transaction. All of these changes were carefully planned with our firm commitment to customer needs and our ongoing efforts to achieve market leadership in voice, video and data communications.


PARTNERSHIPS STRENGTHEN OUR EXPANSION OF TECHNOLOGY

In a unique public-private partnership, GTE South joined the State of North Carolina and two other telcos in announcing the North Carolina Information Highway in May 1993. The Highway's ATM/SONET-based broadband technology will bring advanced communications capabilities via the public-switched network to education, health care and criminal justice sites statewide during third quarter 1994. Private users are slated for access by early 1995.

In South Carolina, GTE South was a partner in the first full-fledged use of telemedicine when a rural hospital in Winnsboro was connected with the University of South Carolina School of Medicine and Richland Memorial Hospital in Columbia. The Research Triangle Park, North Carolina area was the site of GTE South's successful Tele-Go PCS trial and an advanced medical imaging cancer research project - VISTA net - carried out with Microelectronics Center of North Carolina, the University of North Carolina Medical Center and Southern Bell.

There was a strong focus on education for many GTE South states in 1993. We took a big step in 1993 in encouraging the use of telecommunications in the classroom by establishing "GTE School
Connections," a pilot program which awarded several $5,000 grants to classroom teachers.

 ------------------------------
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
|                              |
 ------------------------------

EARL A. GOODE
President

Classroom Communication Service, a discounted telephone rate for classroom instruction, was introduced in Alabama in 1993. Distance Learning opportunities are enhanced as a result of the greater affordability of this service. And, in three Kentucky counties, we launched the GTE Reading Challenge program reaching more than 600 students.


A SLUGGISH ECONOMY AND ONE-TIME WRITE-OFFS IMPACTED GTE SOUTH'S NET
INCOME

Sluggish economic conditions and interexchange carrier price reductions contributed to a decrease in revenues from $975 million in 1992 to $953 million in 1993. Net income for 1993 was $61 million which included the net of tax impact from adopting SFAS No. 106 of $13 million and a one-time restructuring charge of $61 million.


SALES AND SERVICE PURSUES DATA AND BROADBAND MARKETS

Our Sales and Service organization placed a top priority on data competency since the transfer of data makes up a large part of customers' needs. An extensive training program was held for employees. GTE South continues to aggressively pursue the broadband video market by promoting solutions in education, health care and business.


NETWORK ENHANCEMENTS AND CHANGE ALLOW GTE SOUTH TO MEET CUSTOMER NEEDS

During 1993, we invested $176 million to upgrade our technology platforms and enhance the quality of the products and services we deliver to our customers. Two of our significant network improvements were the installation of more than 1,200 miles of fiber-optic cable and our continued deployment of the latest digital technology. Nearly 95 percent of our access lines are now served by digital switching.

In October, a new Operator Services Mega Center opened in Lexington, Kentucky, to provide toll and directory service for several South Area states with additional ones being transitioned during 1994. A Branch Sales Office serving strategic business customers in GTE South's territory was established in Durham, North Carolina, during 1993. GTE South was a pioneer in offering Express Dialtone SM, a service that leaves restricted dialtone on vacant residential and one-party business lines and allows customers to call GTE South from their new residence or business to order new service or check on previously ordered service. To underscore our firm commitment to quality customer service, we began offering our customers a Service Performance Guarantee during 1993.

We accomplished many significant achievements in 1993 through the dedication of our employees. And it is because of that employee commitment that I'm confident we will further enhance GTE's market leadership in 1994.


Earl A. Goode
President


TRANSFER AGENT AND REGISTRAR
GTE Corporation
c/o Bank of Boston
P.O. Box 9191
Boston, Massachusetts 02205-9191

FOR A COPY OF THE 1993 ANNUAL REPORT OF OUR PARENT COMPANY, PLEASE
WRITE TO:
GTE Corporation
One Stamford Forum
Stamford,Connecticut 06904

FOR A COPY OF THE 1993 ANNUAL FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, PLEASE WRITE TO:
GTE Telephone Operations
Financial Reporting
P.O.Box 407, MC INAAACG
Westfield, IN 46074
(317) 896-6464


LEADERSHIP
- ------------------------------------------------------------------------------

Officers

EARL A. GOODE
President

JAMES D. BLANCHARD
Region Vice President-General Manager-
  North (Illinois, Wisconsin)

CLARE D. COXEY
Area Vice President-Public Affairs

GERALD K. DINSMORE
Senior Vice President-
  Finance and Planning

MARGARET B. HAIGHT
State Vice President-
  General Manager-Kentucky

JAMES T. JESKE
Area Vice President-Human Resources

M. L. KEITH, JR.
Area Vice President-Sales

C. SUMPTER LOGAN
Region Vice President-General Manager-
  South (Alabama, Kentucky,
  North Carolina, South Carolina)

JEFFREY L. SCHMITT
Area Vice President-Regulatory
  and Government Affairs

DALE E. SPORLEDER
Area Vice President-General Counsel

ROGER L. UTZINGER
Area Vice President-Finance

EDWARD J. WEISE
Region Vice President-General Manager-
  South (Virginia)

WILLIAM D. WILSON
Area Vice President-General Manager-
  East

WILLIAM M. EDWARDS, III
Controller

CHARLES J. SOMES
Secretary


- ------------------------------------------------------------------------------
Board of Directors

RICHARD M. CAHILL
Vice President-General Counsel
GTE Telephone Operations

GERALD K. DINSMORE
Senior Vice President-Finance
  and Planning
GTE Telephone Operations

MICHAEL B. ESSTMAN
Executive Vice President-
  Operations
GTE Telephone Operations

KENT B.FOSTER
President
GTE Telephone Operations

EARL A. GOODE
President
GTE South Incorporated

THOMAS W. WHITE
Executive Vice President
GTE Telephone Operations


FINANCIAL REPORT
- ------------------------------------------------------------------------------

Statements of Income
- ------------------------------------------------------------------------------
Years ended December 31                       1993         1992         1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
OPERATING REVENUES (a):
  Local network services                    $379,533     $371,535     $359,419
  Network access services                    395,480      412,604      340,539
  Long distance services                      28,783       47,947      138,249
  Equipment sales and services                75,141       79,431       79,857
  Other                                       74,360       63,451       45,359
- ------------------------------------------------------------------------------
                                             953,297      974,968      963,423
- ------------------------------------------------------------------------------
OPERATING EXPENSES (b):
  Cost of sales and services                 207,570      204,825      220,457
  Depreciation and amortization              207,324      206,905      203,108
  Marketing, selling, general and
    administrative                           305,968      279,689      301,943
  Restructuring costs                         99,583            _            _
- ------------------------------------------------------------------------------
                                             820,445      691,419      725,508
- ------------------------------------------------------------------------------
NET OPERATING INCOME                         132,852      283,549      237,915
- ------------------------------------------------------------------------------
Other (income) deductions:
  Interest expense                            69,519       67,778       69,648
  Gain on disposition of assets              (63,112)           _            _
  Other - net                                   (414)      (1,174)      (2,293)
- ------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                   126,859      216,945      170,560
- ------------------------------------------------------------------------------
INCOME TAXES                                  65,513       79,691       56,388
- ------------------------------------------------------------------------------
NET INCOME                                  $ 61,346     $137,254     $114,172
- ------------------------------------------------------------------------------
(a) Includes billings to affiliates of $31,558, $34,600 and $32,800 for the years 1993-1991, respectively.

(b) Includes billings from affiliates of $63,743, $88,805 and $115,572 for the years 1993-1991, respectively.


Statements of Reinvested Earnings
- ------------------------------------------------------------------------------
Years ended December 31                       1993         1992         1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
BALANCE AT BEGINNING OF YEAR                $464,427     $409,259     $384,851
ADD -
  Net income                                  61,346      137,254      114,172
DEDUCT -
  Cash dividends declared on common          281,498       81,900       89,567
    stock
  Cash dividends declared on preferred           177          186          197
    stock
- ------------------------------------------------------------------------------
BALANCE AT END OF YEAR                      $244,098     $464,427     $409,259
- ------------------------------------------------------------------------------
See Notes to Financial Statements.


Balance Sheets
- ------------------------------------------------------------------------------
December 31                                             1993           1992
- ------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ASSETS
CURRENT ASSETS:
  Cash                                               $    7,937     $    4,863
  Accounts receivable
    Customers (including unbilled                        76,839        145,576
      revenues)
    Affiliated companies                                 23,016         15,749
    Other                                                55,552         41,210
    Allowance for uncollectible accounts                 (9,682)        (7,743)
  Note receivable from affiliate                        328,328              _
  Materials and supplies, at average                     21,040         32,373
    cost
  Deferred income tax benefits                           47,935              _
  Prepayments and other                                   7,895          5,888
- ------------------------------------------------------------------------------
                                                        558,860        237,916
- ------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
  Original cost                                       2,369,401      3,102,052
  Accumulated depreciation                             (874,564)    (1,057,456)
- ------------------------------------------------------------------------------
                                                      1,494,837      2,044,596
- ------------------------------------------------------------------------------
Other assets                                            109,403         43,879
- ------------------------------------------------------------------------------
Total assets                                         $2,163,100     $2,326,391
- ------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt                                    $   24,200     $   16,700
  Current maturities of long-term debt                      452          7,345
  Accounts payable                                       32,925         84,252
  Affiliate payables and accruals                        17,500         22,031
  Advanced billings and customer                         18,514         27,593
    deposits
  Accrued taxes                                         184,560         33,334
  Accrued interest                                          241         15,400
  Accrued payroll and vacations                          25,584         26,376
  Accrued dividends                                     204,020          3,881
  Accrued restructuring costs and other                 130,465         11,810
- ------------------------------------------------------------------------------
                                                        638,461        248,722
- ------------------------------------------------------------------------------
LONG-TERM DEBT                                          373,700        764,050
- ------------------------------------------------------------------------------
DEFERRED CREDITS:
  Deferred income taxes                                 264,851        334,244
  Deferred investment tax credits                        13,911         23,791
  Restructuring costs and other                         149,855         12,755
- ------------------------------------------------------------------------------
                                                        428,617        370,790
- ------------------------------------------------------------------------------
PREFERRED STOCK, SUBJECT TO MANDATORY                     3,225          3,403
REDEMPTION
- ------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Preferred stock                                           412            412
  Common stock (18,936,000 shares                       473,400        473,400
outstanding)
  Other capital                                           1,187          1,187
  Reinvested earnings                                   244,098        464,427
- ------------------------------------------------------------------------------
                                                        719,097        939,426
- ------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $2,163,100     $2,326,391
- ------------------------------------------------------------------------------
See Notes to Financial Statements.


Statements of Cash Flows
- ------------------------------------------------------------------------------
Years ended December 31                        1993        1992        1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                 $  61,346   $ 137,254   $ 114,172
  Adjustments to reconcile net income to
  net cash from operating activities:
    Depreciation and amortization              207,324     206,905     203,108
    Restructuring costs                         99,583           _           _
    Deferred income taxes and investment
      tax credits                             (154,963)     16,695        (827)
    Provision for uncollectible accounts        18,250      16,165      10,056
    Gain on disposition of assets, net
      of tax                                   (25,095)          _           _
    Change in current assets and current
      liabilities                               64,614     (51,534)      2,250
    Other - net                                 68,379     (13,592)    (11,129)
- ------------------------------------------------------------------------------
      Net cash from operating activities       339,438     311,893     317,630
- ------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                        (175,719)   (240,742)   (247,625)
  Acquisition of assets                        (42,919)          _           _
  Proceeds from sale of assets                 806,683           _           _
  Note receivable from affiliate              (328,328)          _           _
  Other - net                                 (118,816)     (2,544)     (4,552)
- ------------------------------------------------------------------------------
    Net cash provided from (used in)           140,901    (243,286)   (252,177)
      investing activities
- ------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt issued                              _      74,264           _
  Long-term debt and preferred stock          (403,229)     (6,079)     (7,059)
    retired
  Dividends paid to shareholders               (81,536)   (100,221)    (87,292)
  Increase (decrease) in short-term debt         7,500     (50,450)     38,250
- ------------------------------------------------------------------------------
    Net cash used in financing                (477,265)    (82,486)    (56,101)
activities
- ------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH:                     3,074     (13,879)      9,352
  Beginning of year                              4,863      18,742       9,390
- ------------------------------------------------------------------------------
  End of year                                $   7,937   $   4,863   $  18,742
- ------------------------------------------------------------------------------
See Notes to Financial Statements.


Notes To Financial Statements

1. Summary of Accounting Policies

GTE South Incorporated (the Company) is
a wholly-owned subsidiary of GTE Corporation (GTE).


TRANSACTIONS WITH AFFILIATES


  PURCHASES

Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company.These purchases amounted to $88.1 million, $82.9 million and $74.6 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is also billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $63.7 million, $88.8 million and $115.6 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.


  REVENUES

The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $31.6 million, $34.6 million and $32.8 million for the years 1993-1991, respectively.


TELEPHONE PLANT

Maintenance and repairs of property are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission
(FCC) and the state regulatory commissions. The provisions for depreciation and amortization were equivalent to composite annual rates of 7.8%, 7.0% and 7.3% for the years 1993-1991, respectively.


REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the regulatory commissions in each of the Company's operating jurisdictions and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.


REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers.


MATERIALS AND SUPPLIES

Materials and supplies are stated at the lower of cost or market value.


EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.


INCOME TAXES

Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 8, during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.


FINANCIAL INSTRUMENTS

The fair values of financial instruments other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeds the carrying value by approximately $27 million and $32 million, respectively.


PRIOR YEARS' FINANCIAL STATEMENTS

Reclassifications of prior year data have been made in the financial statements to conform to the 1993 presentation.


2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $99.6 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $39.2 million to upgrade or replace existing customer service and administrative systems and enhance network software, $44.4 million for employee separation benefits associated with workforce reductions and $12.0 million primarily for the consolidation of facilities and operations and other related costs.

During 1993, the Company offered various voluntary separation programs to its employees. These programs resulted in a pretax charge of $8.1 million which reduced net income by $5.1 million.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. GTE Telephone Operations is in the process of integrating and restructuring the merged operations.


3. Property Repositioning

On November 1, 1993, the Company in a series of transactions exchanged its telephone plant in service, materials and supplies and customers (representing 244,000 access lines) in the state of Georgia for similar assets (including 38,000 access lines) in ALLTEL Corporation's Illinois operations and $446 million in cash. This transaction was accounted for as a sale. The net sales proceeds exceeded the book value of assets and liabilities sold and therefore, a pretax gain of $29 million was recognized on the transaction.

On December 31, 1993, the Company sold its telephone plant in service, materials and supplies and customers (representing 123,000 access lines) in the states of West Virginia and Tennessee to Citizens Utilities Company for $291 million in cash. This transaction was accounted for as a sale. The net sales proceeds exceeded book value and therefore, a pretax gain of $34 million was recognized on the transaction.

The proceeds from these transactions were used to pay down $402 million of debt and pay $281 million of dividends to GTE Corporation
(GTE), the Company's parent, in early 1994. The remainder was advanced to GTE and will bear interest until repaid.


4. Preferred Stock

Cumulative preferred stock, not subject to mandatory redemption, consists of 4,119 authorized and outstanding shares of the 5.20%, $100 par value Series, at December 31, 1993 and 1992. Cumulative preferred stock, subject to mandatory redemption, exclusive of amounts held in treasury, is as follows:

- ------------------------------------------------------------------------------
December 31                          1993                     1992
- ------------------------------------------------------------------------------
                             SHARES       AMOUNT*          Shares      Amount*
- ------------------------------------------------------------------------------
AUTHORIZED                  258,314                       258,314
- ------------------------------------------------------------------------------
OUTSTANDING
  $25 Par Value -
   4.64% Series              79,000       $1,975           82,600      $2,065
  $50 Par Value -
   5.00% Series              12,428          622           13,413         670
   5.16% Series              12,566          628           13,356         668
- ------------------------------------------------------------------------------
   Total                    103,994       $3,225          109,369      $3,403
- ------------------------------------------------------------------------------
*Thousands of Dollars

The outstanding preferred stock is redeemable at any time, in whole or in part, on thirty days notice. The 4.64% Series requires the Company to redeem 3,600 shares annually at a price not in excess of $25 per share. The Company purchased 3,600 shares of the 4.64% Series in each of the years 1991 through 1993.

The Company is also required to redeem each year at not more than $50 per share, a minimum of 1,210 and 790 shares of the 5.00% and 5.16% Series, respectively. During 1993, the Company met this requirement through treasury stock and the purchase of 985 and 790 shares of the 5.00% and 5.16% Series, respectively. During 1992, the Company purchased 1,210 and 790 shares of the 5.00% and 5.16% Series, respectively. In addition, 183 shares of the 5.00% Series were purchased for treasury stock. This requirement was satisfied with treasury stock during 1991 and therefore, no additional shares were required to be purchased during this period.

The aggregate redemption requirements of preferred stock subject to mandatory redemption are $190,000 in each of the years 1994-1998.

No shares of preferred stock were held as treasury shares at December 31, 1993. Preferred stock held as treasury shares by the Company at December 31, 1992 was 277 and 6,068 shares of the 5.00% and 5.16% Series, respectively. No shares of preferred stock were reserved for officers and employees, or for options, warrants, conversions or other rights.

The preferred stockholders are entitled to voting rights (on an equal basis with the common shareholder) in the event that dividends in arrears are equal to or exceed the amount of annual dividends. Otherwise, the preferred shareholders have no voting rights. The Company is not in arrears in its dividend payments at December 31, 1993.


5. Common Stock

The authorized common stock of the Company consists of 25,000,000 shares with a par value of $25 per share. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $0.1 million of reinvested earnings was restricted as to the payment of cash dividends on common stock under the most restrictive terms of the Company's Articles of Incorporation.


6. Long-Term Debt

Long-term debt outstanding, exclusive of current maturities, is as follows:

- ------------------------------------------------------------------------------
December 31                                       1993          1992
- ------------------------------------------------------------------------------
                                                (Thousands of Dollars)
FIRST MORTGAGE BONDS:
   4.65  % Series,    due 1995                  $  5,000      $  5,000
   6-1/4 % Series,    due 1997                     6,500         6,500
   9.95  % Series,    due 1999                         _         5,200
   7-3/4 % Series,    due 2001                         _        14,000
   7-3/4 % Series,    due 2003                    10,886        14,000
   8-3/8 % Series,    due 2007                         _        40,000
   4.65  % Series M,  due 1995                     7,304         7,304
   6-3/8 % Series N,  due 1997                     9,352         9,352
   7-1/8 % Series O,  due 1998                         _        12,000
   8-3/4 % Series S,  due 2001                         _        20,713
   8     % Series T,  due 2001                    20,750        20,750
   7-5/8 % Series U,  due 2002                    20,995        20,995
   7-3/4 % Series V,  due 2003                         _        21,250
   8-1/4 % Series W,  due 2004                         _        25,700
   9-3/8 % Series X,  due 2005                         _        21,744
   8-3/8 % Series Y,  due 2007                         _        11,760
   8-3/4 % Series CC, due 2016                         _       120,790
   9-1/2 % Series DD, due 2027                         _        49,500
  11     % Series EE, due 2017                         _        50,000
   9     % Series FF, due 2029                   100,000       100,000
   9-3/8 % Series GG, due 2030                   125,000       125,000
- ------------------------------------------------------------------------------
                                                 305,787       701,558
- ------------------------------------------------------------------------------
DEBENTURES:
   6-1/4%, due 1997                               75,000        75,000
- ------------------------------------------------------------------------------
CAPITALIZED LEASES                                   214         1,055
- ------------------------------------------------------------------------------
   Total principal amount                        381,001       777,613
- ------------------------------------------------------------------------------
DISCOUNT AND PREMIUM - NET                        (7,301)      (13,563)

  Total long-term                               $373,700      $764,050
- ------------------------------------------------------------------------------

During November and December 1993, the Company called $394 million of high-coupon first mortgage bonds with proceeds from the sale of property in Georgia, Tennessee and West Virginia.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Debt discount and premium on the Company's outstanding long-term debt are amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):
                   -----------------------------------
                     1994                 $   452
                     1995                  12,504
                     1996                      14
                     1997                  90,852
                     1998                       _
                   -----------------------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.


7. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans, primarily commercial paper, which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:

- ------------------------------------------------------------------------------
                                      1993         1992        1991
- ------------------------------------------------------------------------------
                                           (Thousands of Dollars)
DURING THE YEAR -
  Maximum month-end balance          $34,400     $108,600     $69,700
  Average monthly balance            $15,115     $ 69,908     $52,688
  Weighted average interest rate (a)    3.14%        3.73%       5.88%

AT DECEMBER 31 -
  Balance outstanding -
    Commercial paper                 $24,200     $ 16,700     $67,150
    Average interest rate               3.30%        3.45%       4.90%
- ------------------------------------------------------------------------------
(a) Calculated by dividing the annualized interest expense by the
 average of the balances of the debt outstanding at the    end of
 each month.

Unused lines of credit available to the Company to support outstanding commercial paper and other short-term financing needs are $13 million. In addition, a $2.3 billion line is available to the Company through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of the unused lines of credit.


8. Income Taxes

The provision for income taxes is as follows:

- ------------------------------------------------------------------------------
                                                 1993        1992        1991
- ------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
CURRENT
  Federal                                    $ 199,944     $53,800     $47,788
  State and local                               20,532       9,196       9,427
- ------------------------------------------------------------------------------
    Total                                      220,476      62,996      57,215
- ------------------------------------------------------------------------------
DEFERRED
  Federal                                     (136,616)     17,339       4,488
  State and local                               (8,467)      6,053       1,878
- ------------------------------------------------------------------------------
    Total                                     (145,083)     23,392       6,366
- ------------------------------------------------------------------------------
AMORTIZATION OF DEFERRED
  INVESTMENT TAX CREDITS                        (9,880)     (6,697)     (7,193)
- ------------------------------------------------------------------------------
    Total                                    $  65,513     $79,691     $56,388
- ------------------------------------------------------------------------------

The components of deferred income tax expense (benefit) are as follows:
- ------------------------------------------------------------------------------
                                                 1993        1992        1991
- ------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
Depreciation and amortization               $ (60,864)     $ 7,865     $ 4,296
Employee benefit obligations                  (14,470)      (3,216)      2,901
Prepaid pension cost                            4,087        4,655       1,751
Restructuring cost                            (36,733)           _           _
Other                                         (37,103)      14,088      (2,582)
- ------------------------------------------------------------------------------
  Total                                     $(145,083)     $23,392     $ 6,366
- ------------------------------------------------------------------------------
A reconciliation between the statutory Federal income tax
rate and the effective income tax rate is as follows:
- ------------------------------------------------------------------------------
                                                 1993        1992        1991
- ------------------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE                35.0%        34.0%       34.0%
  State and local income taxes, net of
    Federal income tax benefits                   6.3          4.6         4.4
  Amortization of deferred investment
    tax credits                                  (4.1)        (3.1)       (4.1)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes - net               3.6          1.7         3.2
  Rate differentials applied to reversing
    temporary differences                        (1.6)        (1.2)       (3.3)
  Other differences, including impact
    of repositioning                             12.4          0.7        (1.1)
- ------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE                        51.6%        36.7%       33.1%
- ------------------------------------------------------------------------------

As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The unamortized regulatory asset and regulatory liability balances at December 31, 1993 amounted to $47.0 million and $26.1 million, respectively, and the unamortized regulatory asset and regulatory liability balances at December 31, 1992 amounted to $1.3 million and $6.4 million, respectively, and are reflected as other assets and other deferred credits, respectively, in the accompanying Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

- ------------------------------------------------------------------------------
                                                   1993         1992
- ------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Depreciation and amortization                    $291,626     $321,724
Employee benefit obligations                      (18,085)      (3,615)
Prepaid pension cost                                8,686        4,599
Restructuring cost                                (36,733)           _
Other - net                                       (28,578)      14,924
- ------------------------------------------------------------------------------
  Total                                          $216,916     $337,632
- ------------------------------------------------------------------------------


9. Employee Benefit Plans

RETIREMENT PLANS

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate debt securities.

The net pension credits for 1993-1991 include the following components:
- ------------------------------------------------------------------------------
                                             1993         1992         1991
- ------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Service cost-benefits earned during
  the period                             $  17,437     $  13,451     $  14,154
Interest cost on projected
  benefit obligations                       35,616        28,509        26,587
Actual return on plan assets               (96,664)      (32,904)     (106,268)
Other - net                                 31,472       (19,747)       60,123
- ------------------------------------------------------------------------------
  Net pension credit                     $ (12,139)    $ (10,691)    $  (5,404)
- ------------------------------------------------------------------------------
The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% in 1991.

The funded status of the plans at December 31, 1993 and 1992 was as follows:
- ------------------------------------------------------------------------------
                                             1993         1992
- ------------------------------------------------------------------------------
                                           (Thousands of Dollars)
Plan assets at fair value                $ 626,978     $ 598,554
Projected benefit obligation               373,787       372,658
- ------------------------------------------------------------------------------
Excess of assets over projected
  obligation                               253,191       225,896
Unrecognized net transition as set         (42,284)      (57,286)
Unrecognized net gain                     (167,313)     (149,287)
- ------------------------------------------------------------------------------
  Prepaid pension cost                   $  43,594     $  19,323
- ------------------------------------------------------------------------------

The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $281.7 million and $255.6 million and vested benefit obligations of $249.6 million and $219.2 million, respectively.

Assumptions used to develop the projected benefit obligations at
December 31, 1993 and 1992 were as follows:
- ------------------------------------------------------------------------------
                                             1993         1992
- ------------------------------------------------------------------------------
Discount rate                                7.5 %        8.0%
Rate of compensation increase                5.25%        6.0%
- ------------------------------------------------------------------------------


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):
- ------------------------------------------------------------------------------
                                                              1993
- ------------------------------------------------------------------------------
Service cost-benefits earned during the period              $ 4,537
Interest cost on accumulated postretirement
  benefit obligation                                         13,939
Actual return on plan assets                                   (538)
Amortization of transition obligation                         8,588
- ------------------------------------------------------------------------------
  Postretirement benefit cost                               $26,526
- ------------------------------------------------------------------------------

In each of the years 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $4.4 million.


The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):
- ------------------------------------------------------------------------------
                                                             1993
- ------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  attributable to:
  Retirees                                                $ 112,498
  Fully eligible active plan participants                    12,510
  Other active plan participants                             56,141
- ------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation         181,149
Fair value of plan assets                                     6,178
- ------------------------------------------------------------------------------
Excess of accumulated obligation over plan assets           174,971
Unrecognized transition obligation                         (132,857)
Unrecognized net loss                                       (23,289)
- ------------------------------------------------------------------------------
  Accrued postretirement benefit obligation               $  18,825
- ------------------------------------------------------------------------------

The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $3.1 million and the accumulated postretirement benefit obligation at December 31, 1993 by $22.1 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include, among others, newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The net effect of these changes reduced the accumulated benefit obligation at December 31, 1993 by $38.9 million.


SAVINGS PLANS

The Company sponsors savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to income were $2.9 million, $3.8 million and $2.6 million in the years 1993-1991, respectively.


10. Commitments and Contingencies

The Company's anticipated construction costs for 1994 are approximately $190 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 21 years.

Minimum rental commitments for noncancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

        -----------------------------------------------
                1994                    $1,270
                1995                       747
                1996                       355
                1997                       305
                1998                       282
                Thereafter                 343
        -----------------------------------------------
                Total minimum rental
                  commitments           $3,302
        -----------------------------------------------

The total amount of rents charged to expense was $15.1 million, $13.2 million and $16.0 million for the years 1993-1991, respectively.


11. Regulatory Matters

The Company is subject to regulation by the FCC for its interstate business operations. The state regulatory commissions governing the states of Alabama, Illinois, Kentucky, North Carolina, South Carolina and Virginia regulate the Company's current intrastate operations. Prior to the sale of properties described in Note 3, the state regulatory commissions in Georgia, Tennessee and West Virginia also regulated the Company's intrastate operations.


INTRASTATE SERVICES

The Company provides long distance services within designated geographic areas called Local Access and Transport Areas (LATAs) or as a provider of long distance services directly to the customers in their exchanges in conformity with state commission orders. Provisioning of intrastate long distance services within the Company during 1993 was accomplished by either (i) participation with other exchange carriers in pools in which intrastate long distance compensation is primarily driven by access rates which are billed to the pool (Tennessee and North Carolina), (ii) arrangements whereby the Company acts or is a provider of long distance services directly to the customers (West Virginia and Virginia), (iii) participation with other exchange carriers in cost pools (South Carolina) or (iv) receiving access revenues from the primary toll carrier within the LATA (Alabama, Illinois, Kentucky and Georgia). Effective January 1, 1994 in North and South Carolina, the Company will implement and receive intraLATA compensation through an Originating Responsibility Plan (ORP). Under this plan, the toll rates billed to end users for intraLATA toll calls originating in the Company's service area will be retained by the Company. The Company, in turn, will pay access charges to the Company hauling and terminating the call based on that company's approved access charge tariff. Likewise, the Company will receive access charges for terminating any intraLATA toll call that originates outside of its service area based on its approved access charge tariff. On December 15, 1993, the Kentucky Public Service Commission approved the Company's request to become a primary toll carrier under an ORP arrangement, effective March 1, 1994. The Company will record this revenue on a bill-and-keep basis. The Company will receive transitional support payments for any revenue loss created by these changes in compensation arrangements under the terms of various industry agreements.

In 1993, the Company received annual intrastate rate reductions in Alabama and Kentucky totaling $0.8 million and $4.3 million, respectively. In 1992, the Company received annual intrastate rate reductions in Alabama and Kentucky totaling $5.6 million and $9.0 million, respectively.

In 1991, the Company received annual intrastate rate awards from the West Virginia and South Carolina Public Service Commissions totaling $3.3 million and $4.4 million, respectively. In September 1991, the Tennessee Public Service Commission (TPSC) issued an order reducing rates by $2.1 million annually effective October 1, 1991 in conjunction with the implementation of an alternative regulation plan. In early 1993, the TPSC also approved an order requiring the Company to refund $1.6 million effective January 1, 1992, and to reduce rates prospectively by $2.0 million, effective April 1, 1993.

During 1991, the Company entered into an alternative regulatory plan in the state of South Carolina. This plan was effective January 1, 1992. On August 9, 1993, the South Carolina Supreme Court ruled that the South Carolina PSC lacked the authority to establish incentive regulation plans for the local exchange telephone companies in the state. The Company has been returned to operating under traditional rate of return regulation in South Carolina.

In September and October 1993, the Company filed applications to legally merge the Contel legal entities in Kentucky, North Carolina, South Carolina and Virginia into GTE South. The Company has requested an effective date of July 1, 1994 or later.


INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate return above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $4.9 million effective July 1, 1992 and $8.6 million effective October 2, 1992.


SIGNIFICANT CUSTOMER

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $144.1 million, $153.9 million and $152.5 million, respectively.


12. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

- ------------------------------------------------------------------------------
                                             1993          1992         1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
(INCREASE) DECREASE IN CURRENT ASSETS:
  Accounts receivable - net                $ 30,817     $(73,980)     $(18,531)
  Materials and supplies                      3,772        6,446         8,960
  Deferred income tax benefits                1,515            _             _
  Other current assets                       (2,007)       4,613        (1,735)
INCREASE (DECREASE) IN CURRENT LIABILITIES:
  Accounts payable                          (51,327)      23,476       (11,124)
  Affiliate payables and accruals            (4,531)      (3,604)       18,431
  Advanced billings and customer deposits    (9,079)       1,790            19
  Accrued liabilities                        97,024       (5,848)       (2,548)
  Other                                      (1,570)      (4,427)        8,778
- ------------------------------------------------------------------------------
    Total                                  $ 64,614     $(51,534)     $  2,250
- ------------------------------------------------------------------------------
CASH PAID (REFUNDED) DURING THE YEAR FOR:
  Interest                                 $ 83,837     $ 66,829      $ 68,791
  Income taxes                              (64,534)      78,339        60,005
- ------------------------------------------------------------------------------

Report of Independent Public Accountants


To the Board of Directors and Shareholders of GTE South Incorporated:

We have audited the accompanying balance sheets of GTE South Incorporated (a Virginia corporation and wholly-owned subsidiary of GTE Corporation) as of December 31, 1993 and 1992, and the related statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTE South Incorporated as of December 31, 1993 and 1992, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.


                                                  ARTHUR ANDERSEN &CO.

Dallas, Texas
January 28, 1994.

Management Report


To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.



EARL A. GOODE
President



GERALD K. DINSMORE
Senior Vice President - Finance and Planning

Management's Discussion and Analysis of
Financial Condition and Results of Operations


BUSINESS OPERATIONS

GTE South Incorporated (the Company), a wholly-owned subsidiary of GTE Corporation, currently provides local exchange, access and long distance services to approximately 970,000 customers throughout the states of Alabama, Illinois, Kentucky, North Carolina, South Carolina and Virginia. Prior to the sale of properties described in Note 3, the Company provided these services in Georgia, Tennessee and West Virginia.


RESULTS OF OPERATIONS

Net income decreased $76 million for the year ended December 31, 1993 and increased $23 million for the year ended December 31, 1992. The 1993 results include a one-time restructuring charge of $61 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The results also include a gain on the repositioning of GTE South properties. On November 1, 1993, the Company exchanged its Georgia properties for ALLTEL Corporation's Illinois properties and on December 31, 1993 the Company sold its West Virginia and Tennessee properties to Citizens Utilities Company. The decrease reflects the impact of the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions"effective January 1, 1993 and lower operating revenues due to voluntary rate reductions in an ongoing effort to price services more competitively. The increase in 1992 reflected continued growth in revenues and reduced operating expenses due to aggressive cost control efforts and the benefits of ongoing quality programs.

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 2% or $8 million for 1993 and 3% or $12 million for 1992. Local revenues increased both years due to customer growth experienced through access line gain and increased revenues from CentraNet(R) Services, custom calling and other enhanced features. The 1993 increase is partially offset by a $2 million annual rate reduction effective in April 1993 and customer refunds of approximately $2 million ordered by the Tennessee Public Service Commission in early 1993. Also offsetting the 1993 increase is a decrease in local revenues due to property repositioning in late 1993 as mentioned above.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Revenues derived from network access services decreased 4% or $17 million for 1993 and increased 21% or $72 million during 1992. The 1993 decrease is primarily the result of voluntary reductions in interstate rates in an ongoing effort to price services more competitively. In 1992, Alabama's intrastate rates were voluntarily reduced by $4 million effective June 1992 and $2 million effective October 1992. Kentucky's intrastate rates were voluntarily reduced by $9 million effective August 1992 and $4 million effective August 1, 1993. Contributing to the 1993 decrease was a decline due to property repositioning as mentioned above. A reduction in revenues received from pooling arrangements with the National Exchange Carrier Association also contributed to the decline in 1993. Offsetting the decline in 1993 and contributing to the 1992 increase were increased network usage, access line growth and a change in recognition of pooling arrangements. In several jurisdictions, revenues were recorded as network access, long distance and other revenues, whereas under previous arrangements these revenues were reflected only in long distance service revenues. Also in mid-1992, the Company began recording private line toll usage revenues as network access revenues, where previously these revenues were reflected as long distance revenues.

The Company's revenues for long distance services from designated geographical areas are provided from customer billings as well as settlement arrangements with various telephone companies. Long distance service revenues decreased 40% or $19 million in 1993 and decreased 65% or $90 million in 1992. These decreases reflect the changes in pooling arrangements and private line toll mentioned above. The 1993 decline also reflects a slight decrease due to property repositioning mentioned previously.

Equipment sales and services revenues decreased 5% or $4 million for 1993 and decreased less than 1% in 1992. The 1993 decrease is due primarily to lower sales of large PBX systems and maintenance agreements associated with large PBX systems, partially offset by higher sales of single line telephones. The 1992 decrease was due to a reduction in billing and collection revenues due to lower contract rates with AT&T substantially offset by higher equipment sales and rentals of single line telephones.

Other operating revenues increased 17% or $11 million for 1993 and 40% or $18 million in 1992. The increases are primarily due to the change in pooling arrangements, mentioned above. The 1992 increase was also due to higher rental income from facilities shared with other GTE telephone operating companies and the reduction of a revenue reserve. The 1992 increase was partially offset by increased write-offs of uncollectible revenues.

Cost of sales and services increased 1% or $3 million for 1993 and decreased 7% or $16 million in 1992. The 1993 increase reflects costs associated with the adoption of SFAS No. 106 effective January 1, 1993. As a result of the adoption of the new standard, cost of sales and services increased $16 million. Partially offsetting this increase is lower software right-to-use fees. The 1992 decrease reflected aggressive cost control efforts, lower maintenance costs due to the benefits of ongoing quality programs, modernization of local network and increased efficiencies in labor.

Depreciation and amortization expense remained relatively unchanged in 1993 compared to a 2% or $4 million increase in 1992. The 1992 increase was the result of increased plant activity.

Expenses for marketing, selling, general and administrative costs increased 9% or $26 million in 1993 compared to a 7% or $22 million decrease in 1992. The 1993 increase reflects costs of $5 million associated with the adoption of SFAS No. 106. In addition, costs increased due to a one-time charge of $8 million associated with the enhanced early retirement and voluntary separation programs offered to employees during the second quarter of 1993. During the fourth quarter of 1993, a reserve was booked for "Article 31," an agreement with AT&T for the mutual recognition of credit cards. The 1992 decrease was partially due to reduced labor and benefit costs associated with the reduction in headcount and cost control efforts. In addition, lower data processing costs contributed to this reduction.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $39 million to upgrade or replace existing customer service and administrative systems and enhance network software, $44 million for employee separation benefits associated with workforce reductions and $12 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $22 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Interest expense increased 3% or $2 million in 1993 and decreased 3% or $2 million in 1992. The 1993 increase is due to increased interest on long-term debt, primarily due to the issuance of $75 million of 6-1/4% Debentures in November 1992. The 1992 decrease was primarily attributable to a decline in the average rates on short-term debt.

The gain on disposition of assets represents the excess of cash proceeds over book value of assets and liabilities sold to ALLTEL
Corporation and Citizens Utilities Company of $29 million and $34 million, respectively (see Note 3).

Income taxes decreased $14 million in 1993 and increased $23 million in 1992. The decrease in 1993 is primarily due to decreases in pretax income partially offset by higher tax expense due to the sale and exchange of assets. The increase in 1992 was primarily due to increases in pretax income, lower reversal of tax rate differentials on deferred tax liabilities, and adjustments to prior years' tax liabilities, partially offset by lower depreciation of telephone plant construction costs previously deducted for tax purposes.


CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was proceeds from the sale of assets of $807 million, including $70 million of property received from ALLTEL Corporation, and cash flow from operations of $339 million compared to $312 million for the same period in 1992.

Capital expenditures represent a significant use of funds during 1993 and 1992 reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $176 million compared to $241 million during the same period in 1992. The Company's anticipated construction costs for 1994 are approximately $190 million.

Cash used for financing activities was $477 million in 1993 compared to $82 million in 1992. This included the retirement of $403 million of long-term debt in 1993 compared to $6 million in 1992 and dividend payments of $82 million in 1993 compared to $100 million in 1992. The Company issued $75 million of 6-1/4% debentures in 1992 to pay down short-term borrowings.

During November and December 1993, the Company called $394 million of high-coupon first mortgage bonds with the proceeds from the sale of property in Georgia, Tennessee and West Virginia.


COMPETITION AND REGULATORY TRENDS

The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC) announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE's existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In 1992, the FCC issued a "video dialtone"ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

Activity directed toward changing the traditional cost-based rate of return regulatory framework for intrastate and interstate telephone services has continued. Various forms of alternative regulation have been adopted, which provide economic incentives to telephone service providers to improve productivity and provide the foundation for the pricing flexibility necessary to address competitive entry into the markets we serve.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate the existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No.
71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provisions of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.


INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.

Selected Financial Data

- -------------------------------------------------------------------------------------------------------------
                                              1993          1992          1991          1990          1989
- -------------------------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
SELECTED INCOME STATEMENT ITEMS (a)
Total operating revenues                   $  953,297    $  974,968    $  963,423    $  942,029    $  920,078
Total operating expenses                      820,445       691,419       725,508       725,108       721,860
- -------------------------------------------------------------------------------------------------------------
Net operating income                          132,852       283,549       237,915       216,921       198,218
Interest expense                               69,519        67,778        69,648        68,055        65,112
Gain on disposition of assets                 (63,112)            _             _             _             _
Other - net                                      (414)       (1,174)       (2,293)         (599)          269
Income taxes                                   65,513        79,691        56,388        44,791        37,769
- -------------------------------------------------------------------------------------------------------------
Net income                                 $   61,346    $  137,254    $  114,172    $  104,674    $   95,068
- -------------------------------------------------------------------------------------------------------------
Dividends declared on common stock         $  281,498    $   81,900    $   89,567    $   67,791    $   62,300
Dividends declared on preferred stock             177           186           197           199           210
- -------------------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
SELECTED BALANCE SHEET ITEMS
Investment in property, plant and
  equipment--net                           $1,494,837    $2,044,596    $1,993,516    $1,945,651    $1,901,400
Total assets                                2,163,100     2,326,391     2,226,450     2,158,945     2,098,914
Long-term debt and preferred stock,
  subject to mandatory redemption             376,925       767,453       702,282       705,355       664,016
Common stock, reinvested earnings
  and other capital                           718,685       939,014       883,832       859,414       822,726
- -------------------------------------------------------------------------------------------------------------
SELECTED STATISTICS
Access lines                                  968,951     1,212,832     1,161,226     1,126,122     1,108,011
Access line gain (loss) (b)                  (243,881)       51,606        35,104        18,111        56,139
Net investment in property, plant
  and equipment per access line            $    1,543    $    1,686    $    1,717   $     1,728    $    1,716
Number of employees                             4,729         6,238         6,313         6,636         6,985
Access lines per employee                         205           194           184           170           159
Gross plant additions (thousands)          $  218,638    $  240,742    $  247,625   $   247,384    $  261,684
- -------------------------------------------------------------------------------------------------------------

(a) Per share data is omitted since the Company's common stock is 100% owned by GTE Corporation.

(b) In 1993, the Company sold 367,000 net access lines through property repositioning.
